Exhibit 12.1

SWS Group, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

	Fiscal Years Ended Restated (see Note 1(t))
	June 24, 2005	June 25, 2004	June 27, 2003	June 28, 2002	June 29, 2001
Income (loss) before income taxes and minority interest in consolidated subsidiaries	$48,909	$9,499	$5,962	$(5,903)	$36,673

Add fixed charges:
Interest expense	78,955	33,324	39,885	65,807	171,578
Interest factor in rents (1)	3,092	3,595	5,759	7,798	6,608

Total fixed charges	82,047	36,919	45,644	73,605	178,186

Earnings before fixed charges and income taxes	$130,956	$46,418	$51,606	$67,702	$214,859

Ratio of earnings to fixed charges	1.6	1.3	1.1	—	1.2

Deficiency of earnings available to cover fixed charges	—	—	—	$(5,903)	—

(1)	SWS estimates that one-third of rental expense is representative of the interest factor.